Sullivan & Worcester LLP	T 202 775 1200
1666 K Street NW	F 202 293 2275
Washington, DC 20006	www.sandw.com

April 8, 2014

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Met Investors Series Trust

Post-Effective Amendment No. 64

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Ladies and Gentlemen:

On behalf of Met Investors Series Trust (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on March 27, 2014 with respect to Post-Effective Amendment No. 64 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to Met/Artisan International Portfolio, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 12, 2014. Set forth below is each comment and the Registrant’s response thereto.

1.	Comment: Please provide a draft of the Summary Prospectus disclosure required by Rule 498(b)(1)(v) along with the correspondence filing.

Response: A draft of the Summary Prospectus disclosure required by Rule 498(b)(1)(v) is set forth below:

“Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks. You can find the Portfolio’s Prospectus and other information about the Portfolio (including the documents listed below) online at www.metlife.com/variablefunds. You can also get this information at no cost by calling 1-800-638-7732 or by sending an e-mail request to RCG@metlife.com. The Portfolio’s Prospectus and Statement of Additional Information, both dated April , 2014, are both incorporated by reference into this Summary Prospectus. This Summary Prospectus is intended for individuals who have purchased certain variable life insurance policies and variable annuity contracts (collectively, “Contracts”) from Metropolitan Life Insurance Company and its affiliates and is not intended for use by other investors.”

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April 8, 2014

2.	Principal Investment Strategies

Comment: (a). Please revise the principal investment strategies description in the summary and statutory portions, so that the summary portion provides a concise summary of the fuller discussion of the investment strategies that should be described in the Additional Information section in the back of the prospectus.

Response: The Registrant has provided a description of each Portfolio’s principal investment strategies, as required by the Form. The information is presented in a manner that is complete, yet also concise. As permitted by General Instruction C.3(a), information that has been included in the summary portion need not be repeated elsewhere in the prospectus. The Registrant therefore does not believe it is necessary to repeat the investment strategies again, and respectfully declines to make the requested change to revise the investment strategies description in the summary and statutory portions.

Comment: (b). For all descriptions of investments in derivatives, please review principal strategies and principal risks with respect to derivatives to make sure that disclosure is not too standardized or generic, and that disclosure describes actual derivative instruments and risks the Portfolio intends to use to achieve its investment objective. Reference is made to the July 30, 2010 letter from Barry Miller to the ICI. The Staff notes disclosure in the fourth paragraph on page 4 makes reference to the use of forward foreign currency exchange and foreign currency futures contracts, but the risk disclosures do not mention such instruments.

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments will be utilized by each Portfolio.

3.	Principal Risks

Comment: The risk disclosures provided should correspond with the principal investment strategies. The Staff notes the discussion of participation certificates and equity linked securities that have no corresponding discussion in the risk disclosure.

Response: The Foreign Investment Risk includes a discussion of the risks associated with participation certificates. The Registrant believes the risks associated with equity linked securities is sufficiently addressed by Market Risk and Derivatives Risk.

4.	Management Discussion

Comment: The Staff notes that, to comply with Item 5(b), it is insufficient to describe the length of service of a portfolio manager as “since inception of the fund,” and that a date of inception is required.

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April 8, 2014

Response: The Registrant has added the date of inception of the Portfolio as requested in the descriptions of the portfolio managers. Please see the Registrant’s response and corresponding changes to the similar comment in the correspondence filed on April 4 in response to SEC comments to Post-Effective Amendment No. 63.

5.	Comment: In the second paragraph under Distribution Plans on page 15, please adjust the disclosure to be consistent in the plurality and singularity of the Portfolios and the share classes.

Response: The Registrant believes that an investor will understand the operation of the Trust’s Distribution Plans without disclosure that is tailored for each Portfolio of the Trust. The Registrant therefore respectfully declines to make the requested change.

6.	Comment: For the Share Valuation and Pricing disclosure on page 20, disclose all the required information under Item 11 or indicate to the Staff where information is reported. The Staff notes that page 167 of the SAI appears to be more responsive than what is currently reported in this section of the prospectus.

Response: The prospectus disclosure currently provides all of the information required by Item 11, including a description of how Portfolio shares are priced at their net asset value and detail about how assets that make up the Portfolio are valued. As the Staff correctly notes, further detail about how the Portfolio’s shares are priced is provided in the SAI. The Registrant believes the information in the prospectus is provided in a manner that is concise and accurate, and complies with the Form requirement.

7.	Comment: SAI – For those Fundamental Policies (1, 7, 8) that allow Portfolios to invest “to the extent permitted by law,” add a summary after this section of what the law allows and any limits that apply.

Response: The requested disclosure has been added. Please see the Registrant’s response and corresponding changes to the similar comment in the correspondence filed on April 4 in response to SEC comments to Post-Effective Amendment No. 63.

8.	Comment: SAI – Please revise the table of the compensation paid to Trustees to conform to the format set forth in Item 17(c) of Form N-1A (i.e., same columns and column captions).

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April 8, 2014

Response: The Trustee compensation table includes the columns required by the Form N-1A. Because no Trustees receive pension or retirement benefits, a column for Estimated Annual Benefits upon Retirement has been omitted as permitted by Instruction 4 to Item 17(c).

9.	SAI – Disclosure of Portfolio Holdings

Comment: (a). Please disclose in more detail the procedures that the Trust uses to determine the disclosure of information about portfolio securities is in the best interests of the shareholders, including procedures to address conflicts between the interests of shareholders and those of the Adviser. See Item 16(f)(1)(vi).

Response: The disclosure in the SAI currently reflects the procedures of the Registrant, as adopted. The Chief Compliance Officer must make a good faith determination that any non-public disclosure of portfolio holdings is made in the best interests of the Portfolio’s shareholders, so any determination made by the CCO would require consideration of all applicable facts and circumstances that ultimately results in a decision that in the CCO’s opinion is in the best interests of the portfolio’s shareholders.

Comment: (b). On page 117, under Dissemination within MetLife Organization, disclose whether employees who receive the information have a duty not to trade on non-public information that they receive.

Response: Disclosure has been added to the SAI to clarify that dissemination of portfolio holdings may only be made to those employees who are subject to a duty to keep such information confidential, including a duty not to trade on any non-public information received. Please see the Registrant’s response and corresponding changes to the similar comment in the correspondence filed on April 4 in response to SEC comments to Post-Effective Amendment No. 63.

10.	Part C – Item 35 Undertakings

Comment: Please revise undertaking 1 in light of prior SEC comments and include representations that 1) material amendments to the subsidiary’s advisory agreement must be approved by the Portfolio’s shareholders or the Portfolio’s Board of Trustees in the manner and to the extent that the Portfolio’s advisory agreement must be approved by the Portfolio’s shareholders or Board of Trustees and 2) the Portfolio’s shareholders will have the ability to vote to terminate the subsidiary’s advisory agreement to the same extent that they can vote to terminate the Portfolio’s advisory agreement.

Response: As discussed in the response to previous SEC comments, a Subsidiary is not required to be registered as an investment company and therefore is not subject to Section 15 of the 1940 Act. Accordingly, the Registrant respectfully declines to

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April 8, 2014

provide this undertaking. The Board of Directors of the Subsidiary, under the oversight of the Registrant’s Board of Trustees, will be responsible for the initial approval and annual continuation or termination of, or any amendments to, the agreement with the Subsidiary. The Board of Trustees of the Registrant will have oversight over each agreement between the subadviser and the Subsidiary through its oversight of the Board of Directors of the Subsidiary itself, as well as by approving and providing annual continuance of the agreement between the subadviser and the Registrant with respect to each Portfolio that invests in a Subsidiary.

11.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

*    *    *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*    *    *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.

Michael Lawlor, Esq.

David C. Mahaffey, Esq.

W0267231